SUB-ITEM 77D


The Board of Trustees of MFS Municipal Income Trust ("MFM") has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, MFM's investment objective of seeking
 "high current income exempt from federal income tax" was revised to provide that MFM will seek "high current income exempt from federal income tax but may also consider capital appreciation." Significant changes to MFM's principal investment strategies are described below.

The percentage limitation of investing less than 15% of the fund's assets in restricted securities has been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities.

The percentage limitation of investing 65% of the fund's assets in tax-exempt securities rated below the three highest rating categories has been eliminated and the fund's principal investment strategy states, " MFS may invest up to 100% of the fund's assets in lower quality debt instruments, including those that are in default."

The principal investment strategy of investing a high percentage of the fund's assets in the same geographic area or revenue bonds and less than 25% of the fund's assets in industrial revenue bonds has been eliminated and replaced with: "MFS may invest 25% or more of the fund's total assets in municipal instruments that finance similar projects, such as those relating to education, healthcare, housing, utilities, water, or sewers."